Exhibit (a)(15)

Q&A Regarding Maxim’s Offer

to Repurchase for Cash certain underwater Stock Options

1. Why did we decide to do the exchange offer now?

Maxim’s intent has been to conduct an underwater option exchange transaction shortly following the completion of the restatement. We do not know how long the current economic environment will last and we cannot predict when our stock price will recover.

2. If an employee decides not to exchange their underwater options, will it reduce or in any way impact the amount of their upcoming annual grant?

No. The exchange offer and the annual grant are separate events. If an employee decides not to exchange their underwater options, it will not reduce their annual grant amount.

3. How did you determine the amount that is being offered for each option that is eligible for exchange?

Maxim is offering to pay a cash amount equal to the Black-Scholes value of each option, which is a complicated option valuation method. The Black-Scholes value is often referred to as the fair value. The total fair value for all options eligible in the exchange is approximately $25 million.

4. Why is the Black-Scholes value (or fair value) so low?

The low value is primarily due to our stock price in comparison to the exercise prices of the stock options eligible in the exchange. Many of these options are significantly underwater and have no real value. The Black-Scholes valuation model is the most widely accepted model to value options. Two key inputs into the Black-Scholes model are the exercise price of the option and the current market price. Other inputs into the model include the remaining term of the option, an expected stock price volatility measure, and our dividend yield (dividend per share divided by our current stock price).

5. Who calculated the Black-Scholes value of Maxim stock options?

Maxim retained a third-party named FAS123 Solutions to perform the Black-Scholes valuation of Maxim’s stock options. FAS123 Solutions specializes in performing stock option valuations for companies. This calculation will also be audited by our independent auditor, Deloitte and Touche, for accuracy.

6. How come Maxim is not offering to pay more than the Black-Scholes value of an option (e.g., some guaranteed minimum amount similar to what was offered in the prior exchange)?

We believe that our stockholders, who also have been adversely impacted by the substantial decline in our stock price, would not support placing a higher value on these underwater options. If we were to place a higher value on the underwater stock options, we believe our stockholders may be less likely to support future equity incentive compensation plans for employees, such as the employee stock purchase plan and future increases to the number of shares in our stock option plan.

7. How come the Black-Scholes value (or fair value) in Maxim’s prior exchange offer was much higher than the current Black-Scholes value?

Maxim’s stock price was much higher in February 2006 (trading close to $40 per share) than it is today, our dividend yield was much lower (1.25% in 2006, 5.81% now) and the remaining life of the outstanding options eligible in the exchange were greater than they are today. These are the primary reasons why the current Black-Scholes value of the options is lower than it was in the prior exchange offer.

8. Why is Maxim treating holders of expiring options during the restatement differently than options eligible in the exchange program?

The goodwill payments were for options that reached their maximum ten-year term during the restatement period or immediately thereafter when our trading window was closed and therefore could no longer be exercised. The exchange program is for options that have not reached their ten-year term and in some cases have not yet vested. The expectations of our shareholders and industry practice is that an exchange program must be at fair value.

9. The result seems to punish long term employees who have never received value from their options more than newer employees. Is Maxim going to do anything to balance that unfairness to long-term employees?

There is no subjective bias in the exchange program based on length of service. The Black-Scholes calculation does assign a higher value to options with a longer remaining life since the longer time period provides more opportunity for the stock price to increase. These employees did have a longer time period to exercise their options.

10. Which options are eligible to be exchanged for cash?

Vested and unvested stock options that meet the following criteria:

•	have an exercise price greater than $20.00 per share;

•	were granted prior to June 29, 2008; and

•	are outstanding on the expiration date of the exchange, which we anticipate to be on December 8, 2008.

11. Who is eligible to exchange options in this program?

Individuals that are employees of Maxim as of November 7, 2008, and who continue to be employed through the expiration date of the exchange, which we anticipate to be on December 8, 2008. Employees receiving less than $10,000 (before taxes are deducted) will receive full payment in the second part of December 2008 following the expiration of the exchange. Employees receiving $10,000 or more will receive payments in four equal installments on January 15, 2009, April 15, 2009, July 15, 2009 and October 15, 2009, provided the individual remains employed on those dates.

12. Do officers have different terms?

The fair value calculation is the same used for all others. Officers are not eligible for immediate cash payment. Their payments will vest over the longer of two years or the original vesting schedule.

13. Why are some payments subject to vesting?

The vesting component, even though it is over a short period of time, is important to Maxim and to shareholders because it promotes employee retention and better aligns the interests of the employees, the Company, and our shareholders. Also, the Company believes that some vesting restriction is important given that unvested options may be exchanged.

14. Why is cash used in this exchange instead of RSUs?

Maxim is not authorized to exchange RSUs for under water stock options under its stock option plan. In 2007, the rules governing underwater options exchanges were changed and they now require that stock option plans specifically provide that underwater options may be exchanged for newly issued RSUs. Maxim’s stock option plan does not contain this provision. However, even if RSUs could be used, the options would still have the same low Black-Scholes value, and the same amount would be paid to employees for their options but RSUs would be used as currency instead of cash.

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